NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Eli Lilly & Co.

NAME OF PERSON RELYING ON EXEMPTION: Legal & General Investment Management America, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 71 South Wacker Drive, Suite 800, Chicago, IL 60606

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

To:	Eli Lilly & Co. Shareholders
Subject:	Shareholder Proposal for Independent Board Chair (Item #7)
Date:	March 31, 2022
Contact:	John Hoeppner, Head of US Stewardship and Sustainable Investments, LGIM America <John.Hoeppner@lgima.com>

We urge you to vote FOR an INDEPENDENT BOARD CHAIR (Item #7) at the Eli Lilly & Co. (“Eli Lilly” or the “Company”) stockholder meeting on May 2, 2022.

Voting for the proposal to require the appointment or an independent board chair will improve accountability and oversight of material risks at Eli Lilly. A structure where the CEO runs the business and is accountable to a board led by an independent chair is in the best interests of the Company’s shareholders for the following reasons:

•	Eliminates Structural Conflicts of Interest in Dual Role. The CEO of the Company should not be his or her own boss. An independent board chair eliminates this structural conflict of interest and clarifies where the authority of the CEO ends, and responsibility of the independent board members begins. Further, management of a complex global pharmaceutical company is a full-time job. It is unrealistic – and needlessly complicated – to expect one person to perform well as CEO on top of his or her responsibilities for providing rigorous board oversight.
•	Board Failure to Oversee Material Risks. In light of potentially material legal, regulatory, financial and reputational risks, as well as possible controversies and legal challenges that may face the Company, we are concerned that the board is not providing sufficiently robust oversight of the Company’s culture, strategy, and risk management.
•	Absence of Important Governance Provisions. An independent board chair would be especially useful at Eli Lilly, as its shareholders do not have common – yet critical – investor rights that provide additional accountability when it comes to, for example, the right to annually (re)elect all directors since such an amendment requires the approval of 80% of the outstanding shares according to the Company’s articles of incorporation.

Eli Lilly references a study from EY on corporate governance to back up their views on board independence, stating that only 36% of companies in the S&P500 have an independent chair. However, the study also states that 57% of those companies in the S&P 500 have a separate chair and CEO1. Therefore, the majority of the S&P500 actually have a separate chair and CEO. Further, if we compare the presence of combined chair and CEO positions in the S&P500 to another Anglo-Saxon index like the UK FTSE100, we only find one company that has a combined chair and CEO.

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1 https://assets.ey.com/content/dam/ey-sites/ey-com/en_us/topics/board-matters/ey-2201-3960147-dec-2021-cgbtn-final-score.pdf

We are not suggesting that there is a required “one-size-fits-all” approach to board leadership; however, we are suggesting that there are governance best practices that need to be applied to ensure good risk management. Indeed, it is the role of the board to evaluate and implement the leadership structure best suited for the company’s success, but there is a clear bias and conflict of interest when the leader of the company and the chair of the board are the same person.

Management suggests that “having one individual serve as both chair and CEO provides the board with deep insights to drive long-term strategy and execution and allows consistent communication throughout the company.” And that this is “vital to [the company’s] innovative research and business”.

•	There is no reason why the CEO’s insights and communication cannot or should not be shared with an independent board. The difference, should the shareholder proposal be adopted, is that those insights will then be subjected to review and oversight by a board led by an independent chair, rather than by a board led by the same person whose insights are being considered.

As noted in the shareholder proposal, according to a 2019 survey of over 700 directors by PricewaterhouseCoopers (PwC), 57% of directors surveyed who sit on a board with a combined chair and CEO indicated that it is difficult to voice dissent, compared to 43% overall.

Although Eli Lilly has an independent lead director, which we welcome, the lead director is elected on an annual basis which undermines long-term consistency. Further, the lead director is elected by and among the independent directors of the board which prevents the shareholders from holding the appointed director accountable as lead independent director.

LGIM2 believes that having an independent board chair is in the best interest of the Company and its shareholders. This is essential to ensure they perform their board functions effectively and free from any conflicts of interest or structural bias3.

•	A CEO that also serves as chair can ultimately weaken the board’s oversight of management by wielding influence over the board and its agenda[4].
•	The chair is expected to regularly challenge the actions of management, therefore suggesting that the current CEO and chair is capable of being their own boss and critiquing their own management style is not only a conflict of interest but also a huge organizational risk.
•	A separate chair and CEO is essential for a balance of authority and responsibility that is in both the company’s and investors’ best interests. The perceived advantages of concentrating decision-making power in the hands of a single individual do not outweigh the risks.
•	One of the major functions of the board chair is to oversee the actions of the management team; they are expected to act as a counter-power and constructively challenge the executive directors[5]. When the chair and CEO have a combined role, the CEO is essentially being overseen by themselves. It is not reasonable to assume that the chair can effectively and un-biasedly critique and challenge themselves and their decision making as CEO.

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2 Unless otherwise stated, references herein to “LGIM”, “we” and “us” are meant to capture the global conglomerate that includes Legal & General Investment Management America, Inc. (a U.S. SEC registered investment adviser), which is the entity that filed the Shareholder Proposal, as well as Legal & General Investment Management Ltd. (a U.K. FCA authorized adviser), LGIM International Limited (a U.S. SEC registered investment adviser and U.K. FCA authorized adviser), and Legal & General Investment Management Asia Limited (a Hong Kong SFC registered adviser). The LGIM Stewardship Team acts on behalf of all such locally authorized entities.

3 https://www.lgim.com/landg-assets/lgim/_document-library/capabilities/a-guide-to-the-nomination-of-board-chairs.pdf

4 https://www.cii.org/independent_board#:~:text=Having%20an%20independent%20chair%20helps,the%20board's%20oversight%20of%20management

5 https://www.lgim.com/landg-assets/lgim/_document-library/capabilities/separating-the-roles-of-ceo-and-board-chair.pdf

•	The chair must always adopt a measured approach to ensure they do not act as an executive, or, conversely, under the influence of the CEO. This is practically impossible in the case of a combined chair and CEO – having the same person sitting as both chair and CEO is a clear conflict of interest and has obvious implications when it comes to decision making.

Last year, 36.3% of shareholders voted in support of a similar proposal for an independent chair and the previous year 33.9%. Although this does not represent the majority of shareholders, it does reflect the views of a significant number of shareholders.

We therefore urge shareholders to vote FOR Item 7.

For further information, please contact John Hoeppner at John.Hoeppner@lgima.com

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